Exhibit 99.1

Press Contact: Laura Whitaker
Vice President of Marketing Communications
Leitch Incorporated
Tel: +1 416-445-9640
Laura.Whitaker@leitch.com

                               Leitch Investor Contact: David Toews
Chief Financial Officer
Tel: +1 416-445-9640
Investors@leitch.com

www.leitch.com

August 24, 2004	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY ANNOUNCES FIRST QUARTER RESULTS
Reports 47% Growth in Revenue, Operating Income of $2.4 Million

TORONTO Leitch Technology Corporation (TSX: LTV) today announced its financial results for the first quarter ended July 31, 2004. Revenue for the first quarter was $55.2 million, representing a 47% increase from $37.5 million during the same period last year. The increase in revenue from the prior year period of $17.7 million was generated from the Company’s Video Processing and Distribution (“VP&D”) product line, which includes $8.4 million of revenue from recently acquired Videotek.

Earnings (loss) before amortization, equity interests adjusted for income taxes and restructuring charges ("Net Operating Income (Loss)" * see definition section below) for the quarter were $2.4 million compared to a loss of $(2.2) million during the same period last year. The net loss for the first quarter was $(2.6) million or $(0.08) per share, compared to $(5.1) million or $(0.17) per share during the same period last year. The Company completed the facility and staff reductions that it outlined last quarter, and recorded a charge of $6.8 million related to lease exit costs, the write-down of leasehold improvements and severance-related costs.

“In December 2003, I told our shareholders that we would turn the Company profitable within 12 months. I am very pleased to say that we have achieved that goal ahead of schedule. We are showing an operating profit for the first time in two years, and continue to believe that we can do better,” said Tim Thorsteinson, president and CEO of Leitch. “Our growth in revenue and the results from Videotek this quarter was impressive. We booked $56 million in orders, finished the quarter with strong backlog, and importantly we saw strong growth in VP&D. We believe we grew our market share in VP&D, and while Server shipments were flat, we continued to see growth in orders year over year. We continue to execute on the strategy we outlined last year, and have crossed a major hurdle by showing an operating profit. We still have opportunities to improve the results through continued margin improvement and aggressive sales management.”

Leitch Technology Announces First Quarter Results – 2

The chart below shows revenue by product line and geography for the three months ended July 31, 2004, and 2003:

Product Line ($000s)

	Three months ended July 31,

	2004	2003	Variance	% Change

Video processing and distribution	43,652	25,614	18,038	70%
Servers	8,553	8,463	90	1%
Post production	3,037	3,447	(410)	-12%

Total Revenue	55,242	37,524	17,718	47%

Geography ($000s)

	Three months ended July 31,

	2004	2003	Variance	% Change

United States	23,877	17,254	6,623	38%
Non-US Americas	6,063	4,807	1,256	26%
Europe	12,586	7,044	5,542	79%
Pacific Rim	12,716	8,419	4,297	51%

Total Revenue	55,242	37,524	17,718	47%

The increase in revenue from VP&D is the result of both organic growth and the acquisition of Videotek. Videotek, which was acquired in May 2004, contributed approximately $8.4 million in revenue during the quarter. The Company’s Post Production product line was down 12% from the prior year period, as its next-generation non-linear editor, VelocityHDTM, did not begin shipping until late July 2004, as planned. Server revenue was flat compared to the prior year; however the Company did increase its Server backlog during the quarter.

Gross margin for the quarter was $25.9 million or 47% of revenue compared to $17.2 million or 46% of revenue in the same period of fiscal 2004. Gross margin improved slightly as a result of the increased volumes, offset by higher discounting as the Company has adopted a more aggressive sales approach in order to grow revenue and Net Operating Income. “We continue to focus on improving our gross margins. Our reduced factory costs have allowed us to price more aggressively to gain share,” said Thorsteinson. The Company also announced it has reduced its factory headcount in August 2004 by another 18 people. “We continue to target improving gross margins to over 50% by the end of this fiscal year. We expect the competitive and pricing pressures to continue and are therefore focusing on cost reduction.”

Operating expenses excluding restructuring charges in the first quarter were $23.7 million or 43% of revenue, compared to $21.6 million or 58% of revenue for the same period last year. Operating expenses were reduced $0.5 million for the quarter after removing the impact of Videotek, which added $2.6 million in operating expense. The Company also incurred approximately $0.6 million of non-recurring consulting costs related to the review of its manufacturing strategy. The prior year expenses were reduced by gains related to the settlement of foreign exchange

Leitch Technology Announces First Quarter Results – 3

contracts of $0.8 million. After normalizing out the impact of Videotek, consulting and foreign exchange, operating expenses were approximately $1.9 million lower than the prior year as a result of cost saving initiatives undertaken in fiscal 2004.

During the first quarter of fiscal 2005, the Company recorded restructuring charges of $6.8 million consisting of $1.4 million in severance related to staff reductions, $3.2 million related to lease exit costs as the Company vacated two of three floors it leases in Toronto, Canada, and a $2.2 million write-down of leasehold improvements for the Toronto facility. In the first quarter of fiscal 2004, the Company recorded a $2.9 million charge related to staff reductions. The Company sold its interest in Path 1 Network Technologies Inc. for $2.1 million during the quarter.

As a result of the above, the net loss under Canadian GAAP for the first quarter was $(2.6) million or $(0.08) per share, compared to $(5.1) million or $(0.17) per share during the same period last year.

The Company’s balance sheet remained strong and finished the quarter with cash of $17.2 million, a decrease of $14.4 million from April 30, 2004. The decrease was the result of the acquisition of Videotek, for which the Company paid $18.4 million in May 2004 and during June paid a further $1.7 million to discharge a mortgage that Videotek had in place. After removing these outflows, the Company’s cash balance increased by approximately $5.7 million, largely through the sale of Path 1, Net Operating Income and inventory reduction activities. The Company’s accounts receivable balance increased from $26.3 million at year end to $37.3 million due to the increase in revenue. Days sales outstanding increased from 57 days to 61 days over the same period as a result of timing of sales. The Company’s inventory balance dropped from $44.6 million at April 30, 2004, to $41.7 million at July 31, 2004, despite the acquisition of Videotek, which added approximately $4 million in inventory. The reduction after removing the impacts of Videotek was $7.2 million. The reduction was the result of focused inventory management and the simplification of the Company’s product lines, initiated in the previous quarter.

Highlights from the quarter include:

●	Continued introduction of high-definition products,

●	Completing the acquisition of Videotek,

●	Providing fully Integrated Content Environment to Sahara TV in India for its digital newsroom expansion,

●	Installing the first NEXIOTM server in China at Qinghai TV,

●	Installing master control, including NEOTM and 6800+ modular interface products, for Shanghai TV,

●	Continuing its cost reduction activities through facility consolidation and staff reductions. Total headcount decreased by 30 people during the first quarter.

Leitch Technology Announces First Quarter Results – 4

* Definitions

It is important to note that Net Operating Income (Loss) is not a measure of performance under Canadian or U.S. GAAP. Net Operating Income (Loss) should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP nor as a measure of operating performance or profitability. Net Operating Income does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses Net Operating Income (Loss) to remove acquisition and investment-related charges, and restructuring charges, as well as discontinued operations, which the Company views as outside its core operating results. The following table reconciles net earnings (loss) to Net Operating Income (Loss):

	Three months ended July 31,
	2004	2003

	(in millions)
Loss under Canadian GAAP	($2.6)	($5.1)
Restructuring charges	6.8	2.9
Amortization of acquired technology	0.3	-
Gain on disposal of partly owned business	(2.1)	-
Equity interest in losses of partly owned businesses	-	-

Net Operating Income (Loss)	$2.4	($2.2)

Forward Looking Statements

This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plans,” “continue,” or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions, restructuring and expansion opportunities, technological change which may impact the Company’s capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company’s capital expenditures, any of which could cause actual results to vary materially from current results or the Company’s currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

About Leitch

Leitch Technology is a 33-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support. (www.leitch.com)

# # #

Leitch Technology Corporation
Condensed Consolidated Statements of Earnings
(In thousands of Canadian dollars, except share and per share amounts - Unaudited)

	Three months	Three months
	ended	ended
	July 31,	July 31,
	2004	2003

Revenue	$55,242	$37,524
Cost of goods sold	29,371	20,332

Gross margin	25,871	17,192
Expenses (income)
Selling and administrative expenses	15,474	13,585
Gross research and development	8,786	8,798
Investment tax credits	(541)	(774)
Other charges	6,821	2,918
Investment income, net	(241)	(42)

	30,299	24,485

Loss before amortization, equity interest and income taxes	(4,428)	(7,293)
Amortization of acquired technology	250	-
Gain on disposal of partly owned business	(2,057)	-
Equity interest in losses of partly owned businesses	17	6

Loss before income taxes	(2,638)	(7,299)
Income taxes (recovery)	-	(2,243)

Net loss	$(2,638)	$(5,056)

Loss per share:
Basic	$(0.08)	$(0.17)
Diluted	$(0.08)	$(0.17)

Weighted average number of shares outstanding (thousands):
Basic	34,602	29,782
Diluted	34,602	29,782

% of Revenue
Gross margin	47%	46%
Sales and administrative	28%	36%
Gross research and development	16%	23%
Net loss	-5%	-13%

Leitch Technology Corporation
Condensed Consolidated Statements of Cash Flows
(In thousands of Canadian dollars - Unaudited)

	Three months	Three months
	ended	ended
	July 31,	July 31,
	2004	2003

Cash flows provided by (used in):
Operating activities:
Net loss	$(2,638)	$(5,056)
Items not involving cash:
Depreciation	3,043	2,933
Future income taxes	820	(1,246)
Stock-based compensation	267	-
Amortization of acquired technology	250	-
Equity interest in losses of partly owned businesses	17	6
Gain on disposal of partly owned businesses	(2,057)	-
Loss on disposal and write down of capital assets	2,097	68
Net change in non-cash balances related to operations	3,384	2,570

Cash flows provided by (used in) operating activities	5,183	(725)
Financing activities:
Proceeds from exercise of stock options	161	-
Repayment of mortage acquired	(1,692)	-
Other long-term liabilities	1,344	-

Cash flows used in financing activities	(187)	-
Investing activities:
Investment in capital assets	(674)	(333)
Business acquisitions and investments, net of cash acquired	(18,770)	-
Proceeds from disposal of shares in partly owned business	2,057	-
Proceeds from disposal of capital assets	157	-

Cash flows used in investing activities	(17,230)	(333)
Change in cash balances due to foreign exchange	(2,196)	(2,380)

Decrease in cash and cash equivalents	(14,429)	(3,438)
Cash and cash equivalents, beginning of period	31,603	18,560

Cash and cash equivalents, end of period	$17,174	$15,122

Supplementary cash flow information:
Income taxes paid	$-	$-
Interest paid	3	3

Leitch Technology Corporation
Condensed Consolidated Balance Sheets
(In thousands of Canadian dollars - Unaudited)

	July 31, 2004	April 30, 2004

Assets
Current assets:
Cash and cash equivalents	$17,174	$31,603
Accounts receivable	37,333	26,347
Inventory	41,681	44,605
Future income taxes	3,327	3,085
Income taxes recoverable	589	481
Prepaid expenses and other assets	6,682	6,383

	106,786	112,504
Capital assets	37,375	34,656
Future income taxes	26,873	27,473
Investments in partly owned businesses	1,745	1,763
Acquired technology	5,126	-
Goodwill	7,166	-

	$185,071	$176,396

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$37,768	$26,296
Income taxes payable	24	19

	37,792	26,315
Future income taxes	6,563	6,650
Long term liabilities	7,224	5,880
Shareholders' equity:
Capital stock	234,857	234,637
Contributed surplus	325	114
Cumulative translation account	(4,029)	(2,177)
Deficit	(97,661)	(95,023)

	133,492	137,551
Commitments and contingencies

	$185,071	$176,396

Key Ratios:
Days sales outstanding	61	57
Inventory turns	2.82	1.90

Leitch Technology Corporation
Notes to the Condensed Consolidated Financial Statements
(In thousands of Canadian dollars, except share and per share amounts – Unaudited)

1.    SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants (“CICA”) Standards for interim financial statements. These condensed consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein, however, they do not include all of the disclosure requirements for annual financial statements. For a full description of accounting policies, refer to Leitch Technology Corporation’s (“Leitch” or the “Company”) 2004 Audited Consolidated Annual Financial Statements.

2.    BUSINESS ACQUISITION

In May, 2004, the Company acquired all the shares of Videotek, Inc. (“Videotek”). Videotek designs, manufactures and distributes innovative hardware and software products that focus on test and measurement equipment, video demodulators, routing switchers, colour correctors and processors and related equipment for the professional video and television broadcast markets. The purchase consideration for the acquisition consisted of cash of $22,478, assumption of debt of $2,056 and acquisition costs of $1,028. The cash consideration is payable as follows: (i) $18,366 on the closing date of May 14, 2004, (ii) $2,741 six months after the closing date and, (iii) $1,371 twelve months after the closing date. In addition, $2,741 will become payable upon the achievement of certain revenue and margin targets as specified in the agreement. The excess of the purchase price over the fair value of net tangible assets acquired is $12,542, and has been allocated $5,376 to acquired technology, and $7,166 to goodwill. The acquired technology is being amortized over four years, its estimated useful life.

In June 2004, the Company paid down Videotek’s mortgages by $1,716, leaving $340 of mortgage debt. The Company expects to pay the remaining mortgage during the second quarter of fiscal 2005.

The acquisition has been accounted for using the purchase method and, accordingly, the results of operations are included in the consolidated financial statements from the date of acquisition.

The preliminary allocation of the purchase price, based on management’s estimates, is as follows:

Net working capital	$$5,344
Capital assets	6,991
Other assets	685
Acquired technology	5,376
Goodwill	7,166

$25,563

Consideration comprises:
Cash	$18,366
Future non-contingent cash payments	4,112
Assumption of debt	2,056
Acquisition costs	1,028

$25,563

Any contingent consideration paid will be recorded as additional goodwill.

Leitch Technology Corporation
Notes to the Condensed Consolidated Financial Statements
(In thousands of Canadian dollars, except share and per share amounts – Unaudited)

3.	RESTRUCTURING AND OTHER CHARGES:

During the first quarter of fiscal 2005, the Company vacated two floors of the facilities in Toronto prior to July 31, 2004 and has accrued the lease rental costs for the remaining lease term and related asset impairment charges, totalling $5,368. The Company also announced an additional headcount reduction of 34 employees in its Toronto manufacturing operation. Costs associated with this reduction were $1,373. These costs have been recorded in the condensed consolidated statements of earnings as Other charges.

The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Outstanding	Additions	Amounts	Outstanding	Long
	April 30,	to July 31,	paid to	July 31,	Term
	2004	2004	July 31, 2004	2004	Portion

Severance	$2,974	$1,276	$1,747	$2,503	$--
Lease exit costs – Bracknell	6,045	--	456	5,589	4,312
Lease exit costs – Ferrand	--	3,168	30	3,138	2,131
Other	148	97	200	45	--

	$9,167	$4,541	$2,433	$11,275	$6,443

Additions to restructuring liability	$4,541
Non-cash component:
Asset write-down	2,200
Accretion charge	79

Total other charges	$6,821

Long-term liabilities consist of:
Lease exit costs - Bracknell	$4,312
Lease exit costs – Ferrand	2,131
Deferred gain on sale of building	781

Total long-term liabilities	$7,224

The current portion of the accrued restructuring liability is recorded in accrued liabilities.

Leitch Technology Corporation
Notes to the Condensed Consolidated Financial Statements
(In thousands of Canadian dollars, except share and per share amounts – Unaudited)

4.	STOCK-BASED COMPENSATION:

The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to or greater than the market price of the common shares of the Company at the date of grant, for a term of five years, vesting at 5% per three-month period.

Activity under the Company's stock option plan is summarized as follows:

		Weighted
		average
		exercise
		price
	Options	per option

Outstanding, April 30, 2004	2,007,725	13.68
Granted	934,500	7.15
Exercised	(24,750)	6.50
Cancelled	(223,750)	15.78

Outstanding, July 31, 2004	2,693,725	11.31

Exercisable, July 31, 2004	1,054,587	$16.43

The Company applies the fair value method of accounting for stock option awards granted after May 1, 2003 and, accordingly, has recorded compensation expense of $211 in the first quarter of fiscal 2005.

Prior to May 1, 2003, the Company accounted for its employee stock options using the intrinsic value method and no compensation expense was recorded. CICA Handbook Section 3870, provides that companies also disclose, on a pro forma basis, loss for the year and loss per share had the Company adopted the fair value method for accounting for stock options granted from May 1, 2001 to April 30, 2003. Had compensation expense been determined based on the fair value at the grant dates for these stock options, the Company's results would have been as follows:

	Three months ended July 31
	2004	2003

Loss for the year:
As reported	$(2,638)	$(5,056)
Pro forma	(2,765)	(5,376)

Loss per share as reported:
Basic	$(0.08)	$(0.17)
Diluted	(0.08)	(0.17)

Loss per share pro forma:
Basic	$(0.08)	$(0.18)
Diluted	(0.08)	(0.18)

Leitch Technology Corporation
Notes to the Condensed Consolidated Financial Statements
(In thousands of Canadian dollars, except share and per share amounts – Unaudited)

4.	STOCK-BASED COMPENSATION (Continued):

The fair value of each stock option grant was determined on the date of grant and the estimated fair value of the options is amortized over the vesting period on a straight-line basis. The fair value of the stock options was determined using the Black-Scholes option pricing model, based on the following weighted average assumptions:

	Three months ended July 31
	2004	2003

Risk-free interest rate	3.5%	3.3%
Dividend yield	0.0%	0.0%
Expected life	5 years	5 years
Expected volatility	50%	49%
Weighted average grant date fair values of options issued:
Options granted at estimated market price	$3.41	$-
Options granted at greater than estimated market price	-	1.66

Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future periods.

5.	SEGMENTED INFORMATION

For a full description of the Company’s operating segments, reference should be made to Leitch’s 2003 Audited Consolidated Annual Financial Statements.

a)	Industry Segments

	Video
	Processing
	and		Post
Three months ended July 31, 2004	Distribution	Servers	Production	Other	Total

Revenue	$43,651	$8,553	$3,038	$-	$55,242

Contribution margin	14,868	2,105	653	-	17,626
Selling and administrative					15,474
Other charges					6,821
Investment income					(241)

Loss before amortization, equity interest and income taxes					($4,428)

Total assets	$139,483	$21,343	$12,501	$11,744	$185,071
Capital asset expenditures	459	159	56	-	674
Goodwill and acquired technology	12,292	-	-	-	12,292

Leitch Technology Corporation
Notes to the Condensed Consolidated Financial Statements
(In thousands of Canadian dollars, except share and per share amounts – Unaudited)

5.	SEGMENTED INFORMATION (Continued)

a)	Industry Segments Continued

Video
Processing
	and		Post
Three months ended July 31, 2003	Distribution	Servers	Production	Other	Total

Revenue	25,614	8,463	3,447	-	$37,524

Contribution margin	6,148	2,214	806	-	9,168
Selling and administrative					13,585
Other charges					2,918
Investment income					(42)

Loss before amortization, equity interest and income taxes					(7,293)

Total assets	$123,927	$30,375	$15,946	$8,326	$178,574
Capital asset expenditures	243	59	31	-	333

b)	Geographic Segments

Three months ended July 31, 2004	United States	Europe	Non-U.S. Americas	Pacific Rim	Total

Revenue	$23,877	$12,586	$6,063	$12,716	$55,242
Identifiable assets	77,409	24,092	71,016	12,554	185,071
Goodwill and acquired technology	12,292	-	-	-	12,292

Three months ended July 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total

Revenue	$17,254	$7,044	$4,807	$8,419	$37,524
Identifiable assets	53,267	31,267	84,849	9,191	178,574
Goodwill and acquired technology	--	--	--	-	--

Leitch Technology Corporation
Notes to the Condensed Consolidated Financial Statements
(In thousands of Canadian dollars, except share and per share amounts – Unaudited)

6.	NET CHANGE IN NON-CASH BALANCES RELATED TO OPERATIONS

The net change in non-cash balances related to continuing operations is as follows:

	Three months	Three months
	ended	ended
	July 31, 2004	July 31, 2003

Accounts receivable	$(7,405)	$690
Inventory	7,250	(84)
Income taxes	(443)	304
Prepaid expenses and other assets	538	328
Accounts payable and accrued liabilities	3,109	1,332

	$3,049	$2,570

7.	SALE OF PARTLY OWNED BUSINESS

During the quarter, the Company sold its investment in Path 1 Network Technologies Inc. for net proceeds of $2,057 cash. This investment had been written down to a carrying value of nil during fiscal 2002, therefore the entire proceeds have been recorded as a gain on sale of partly owned business.

8.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.